EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges

Calculation of Ratio of Earnings to Fixed Charges

(in USD millions, except ratio)		For the nine months ended 30 September 2017

Fixed Charges
	Interest expense	567
+	Interest within rental expense	809
+	Capitalized interest	340

Total fixed charges (A)		1,716

Earnings
	Income before tax and minority interest	8,276
-	Equity in net inc non-consol investees	(191)
+	Distributed income of equity investees	(1)

	Income before taxes, minority interests and equity investees	8,084
+	Fixed charges (A)	1,716
+	Ordinary depr capital interest	153
-	Capitalized interest	(340)

Total earnings		9,613

Ratio		5.6